SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

METEN EDTECHX EDUCATION GROUP LTD.

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G6055H114

(CUSIP Number)

January 5, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IBIS Capital Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 703,073 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 703,073 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,073 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.12%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IBIS Capital Sponsor II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 1,747,616 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 1,747,616 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,747,616 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.76%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Benjamin Vedrenne-Cloquet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000 Shares
	6	SHARED VOTING POWER 2,450,689 Shares
	7	SOLE DISPOSITIVE POWER 20,000 Shares
	8	SHARED DISPOSITIVE POWER 2,450,689 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,470,689 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.90%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Charles McIntyre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000 Shares
	6	SHARED VOTING POWER 2,450,689 Shares
	7	SOLE DISPOSITIVE POWER 20,000 Shares
	8	SHARED DISPOSITIVE POWER 2,450,689 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,470,689 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.90%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

This Amendment No. 1 to Schedule 13G amends and supplements the Schedule 13G filed with the Securities and Exchange Commission on April 15, 2020, by IBIS Capital Sponsor LLC, IBIS Capital Sponsor II LLC, Benjamin Vedrenne-Cloquet, and Charles McIntyre (collectively, the “Reporting Persons”). On December 7, 2020, Meten EdtechX Education Group Ltd. (“Issuer”) filed a Tender Offer Statement and Schedule 13E-4 Statement on Schedule TO, as amended and supplemented (“Schedule TO”) pursuant to which the Issuer offered to the holders of outstanding warrants (“Warrants”) to purchase 12,705,000 ordinary shares of the Company, US$0.0001 par value (“Ordinary Shares”), each Warrant with an exercise price of $11.50 per share, the opportunity to exercise the Warrants at a temporarily reduced exercise price of $1.40 per Ordinary Share. The offering period and withdrawal rights for the tender offer expired on January 5, 2021 at 11:59 P.M. Eastern Time. The Reporting Persons tendered an aggregate of 2,509,812 Warrants in the tender offer for cashless exercise, resulting in the disposition of 2,509,812 Warrants and the acquisition of 1,748,356 Ordinary Shares. This Amendment is being filed to report such disposition and acquisition in the tender offer, additional dispositions of Ordinary Shares underlying Warrants, and to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of a class of securities of the Issuer.

Item 1(a).	Name of Issuer:

Meten EdtechX Education Group Ltd.

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District Shenzhen, Guangdong Province 518000 The People’s Republic of China.

Item 2(a).	Name of Person Filing:

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	IBIS Capital Sponsor LLC (“IBIS Sponsor”) is a Delaware limited liability company. Benjamin Vedrenne-Cloquet and Charles McIntyre are managing members of IBIS Sponsor and may be deemed to share voting and dispositive control over the Ordinary Shares held by IBIS Sponsor.

(ii)	IBIS Capital Sponsor II LLC (“IBIS Sponsor II”) is a Cayman Islands exempted company. Benjamin Vedrenne-Cloquet and Charles McIntyre are managing members of IBIS Sponsor II and may be deemed to share voting and dispositive control over the Ordinary Shares held by IBIS Sponsor II.

(iii)	Benjamin Vedrenne-Cloquet is a French citizen and may be deemed to have shared voting and dispositive power over 2,450,689 Ordinary Shares due to his position as a managing member of IBIS Sponsor and IBIS Sponsor II. Mr. Vedrenne-Cloquet also has sole voting and dispositive control over 20,000 Ordinary Shares.

(iv)	Charles McIntyre is a citizen of the United Kingdom and may be deemed to hold shared voting and dispositive power over 2,450,689 Ordinary Shares due to his position as a managing member of IBIS Sponsor and IBIS Sponsor II. Mr. McIntyre also has sole voting and dispositive control over 20,000 Ordinary Shares.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

c/o IBIS Capital

22 Soho Square – 3rd Floor

London, W1D 4NS United Kingdom

Item 2(c).	Citizenship:

IBIS Sponsor – Delaware, United States

IBIS Sponsor II – Cayman Islands

Benjamin Vedrenne-Cloquet – France

Charles McIntyre – United Kingdom

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

G6055H 114

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4.	Ownership.

IBIS Sponsor

(a) Amount Beneficially Owned: 703,073 Ordinary Shares.

By virtue of the provisions of the Voting Agreement dated March 30, 2020, IBIS Sponsor may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over any Ordinary Shares acquired directly by AP Education Investment Limited, JZ Education Investment Limited, RG Education Investment Limited, IBIS Capital Sponsor II LLC, Charles McIntyre and Benjamin Vedrenne-Cloquet. IBIS Sponsor expressly disclaims the existence of a group with such persons or any beneficial ownership of any shares held of record by such persons and the number of shares reported in the cover page with respect to IBIS Sponsor does not include any of those Ordinary Shares.

(b) Percent of Class: 1.12% based on 62,662,112 Ordinary Shares outstanding, as reported in Amendment No. 4 to Schedule TO filed by the issuer on January 8, 2021.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 703,073

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 703,073

IBIS Sponsor II

(a) Amount Beneficially Owned: 1,747,616 Ordinary Shares. Such amount includes 702,153 Ordinary Shares issuable upon the exercise of Warrants.

By virtue of the provisions of the Voting Agreement dated March 30, 2020, IBIS Sponsor II may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over any Ordinary Shares acquired directly by AP Education Investment Limited, JZ Education Investment Limited, RG Education Investment Limited, IBIS Capital Sponsor LLC, Charles McIntyre and Benjamin Vedrenne-Cloquet. IBIS Sponsor II expressly disclaims the existence of a group with such persons or any beneficial ownership of any shares held of record by such persons and the number of shares reported in the cover page with respect to IBIS Sponsor II does not include any of those Ordinary Shares.

(b) Percent of Class: 2.76% based on 62,662,112 Ordinary Shares outstanding, as reported in Amendment No. 4 to Schedule TO filed by the issuer on January 8, 2021.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,747,616

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,747,616

Benjamin Vedrenne-Cloquet

(a) Amount Beneficially Owned: 2,470,689 Ordinary Shares. This amount represents (i) 703,073 Ordinary Shares held by IBIS Sponsor, 1,045,463 Ordinary Shares held by IBIS Sponsor II, and 20,000 Ordinary Shares held by Benjamin Vedrenne-Cloquet and (ii) 702,153 Ordinary Shares issuable upon the exercise of Warrants held by IBIS Sponsor II. Mr. Vedrenne-Cloquet is a managing member of each of IBIS Sponsor and IBIS Sponsor II and may be deemed to share voting and dispositive control over the shares held by IBIS Sponsor and IBIS Sponsor II. Mr. Vedrenne-Cloquet disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

By virtue of the provisions of the Voting Agreement dated March 30, 2020, Mr. Vedrenne-Cloquet may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over any Ordinary Shares acquired directly by AP Education Investment Limited, JZ Education Investment Limited, RG Education Investment Limited, IBIS Capital Sponsor LLC, IBIS Capital Sponsor II LLC, and Charles McIntyre. Mr. Vedrenne-Cloquet expressly disclaims the existence of a group with such persons or any beneficial ownership of any shares held of record by such persons and the number of shares reported in the cover page with respect to Mr. Vedrenne-Cloquet does not include any of those Ordinary Shares.

(b) Percent of Class: 3.90%, based on 62,662,112 Ordinary Shares outstanding, as reported in Amendment No. 4 to Schedule TO filed by the issuer on January 8, 2021.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 20,000

(ii) Shared power to vote or direct the vote: 2,450,689

(iii) Sole power to dispose or direct the disposition: 20,000

(iv) Shared power to dispose or direct the disposition: 2,450,689

Charles McIntyre

(a) Amount Beneficially Owned: 2,470,689 Ordinary Shares. This amount represents (i) 703,073 Ordinary Shares held by IBIS Sponsor, 1,045,463 Ordinary Shares held by IBIS Sponsor II, and 20,000 Ordinary Shares held by Charles McIntyre and (ii) 702,153 Ordinary Shares issuable upon the exercise of Warrants held by IBIS Sponsor II. Mr. McIntyre is a managing member of each of IBIS Sponsor and IBIS Sponsor II and may be deemed to share voting and dispositive control over the shares held by IBIS Sponsor and IBIS Sponsor II. Mr. McIntyre disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein

By virtue of the provisions of the Voting Agreement dated March 30, 2020, Mr. McIntyre may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over any Ordinary Shares acquired directly by AP Education Investment Limited, JZ Education Investment Limited, RG Education Investment Limited, IBIS Capital Sponsor LLC, IBIS Capital Sponsor II LLC, and Benjamin Vedrenne-Cloquet. Mr. McIntyre expressly disclaims the existence of a group with such persons or any beneficial ownership of any shares held of record by such persons and the number of shares reported in the cover page with respect to Mr. McIntyre does not include any of those Ordinary Shares.

(b) Percent of Class: 3.90% based on 62,662,112 Ordinary Shares outstanding, as reported in Amendment No. 4 to Schedule TO filed by the issuer on January 8, 2021.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 20,000

(ii) Shared power to vote or direct the vote: 2,450,689

(iii) Sole power to dispose or direct the disposition: 20,000

(iv) Shared power to dispose or direct the disposition: 2,450,689

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2021

IBIS CAPITAL SPONSOR LLC

By:	/s/ Charles McIntyre
Name: Charles McIntyre
Title: Managing Member

IBIS CAPITAL SPONSOR II LLC

By:	/s/ Charles McIntyre
Name: Charles McIntyre
Title: Managing Member

/s/ Benjamin Vedrenne-Cloquet
Benjamin Vedrenne-Cloquet

/s/ Charles McIntyre
Charles McIntyre

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Amendment No. 1 to Schedule 13G (as may be further amended, the “Schedule 13G”) with respect to the Ordinary Shares of Meten EdtechX Education Group Ltd. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: January 21, 2021

IBIS CAPITAL SPONSOR LLC

By:	/s/ Charles McIntyre
Name: Charles McIntyre
Title: Managing Member

IBIS CAPITAL SPONSOR II LLC

By:	/s/ Charles McIntyre
Name: Charles McIntyre
Title: Managing Member

/s/ Benjamin Vedrenne-Cloquet
Benjamin Vedrenne-Cloquet

/s/ Charles McIntyre
Charles McIntyre